FORM 3 INITITAL STATEMENT  OF BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

1.   Name and Address of Reporting Person

Texas Country Gold Inc.
 (Last)                   (First)                (Middle)

2415 Midway Road Suite 115
  (Street)

Carrollton                     Texas            75006
(City)                      (State)              (Zip)

2.   Date of Event Requiring Statement
     (Month/Day/Year)

     2/99

3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol

WINCROFT, INC.  WINN

5. Relationship of Reporting Person to Issuer (Check all applicable)

     ____Director        ___X__10% Owner
     _____Officer (give  _____Other (specify
                              title              below)
                               below)

6.  If Amendment,
     Date of Original
     (Month/Year)


 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4)

     700,000

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

          (D)

4.       Nature of Indirect Beneficial Ownership (Instr. 5)




 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)


2.   Date Exercisable and Expiration Date (Month/Day/Year)


3.   Title and Amount of Securities Underlying Derivative
  Security  (Instr. 4)



4.      Conversion or Exercise Price of Derivative Security


5.   Ownership Form of Derivative Security:  Direct (D) or
  Indirect (I)tr. 3,4, and 5)



6.   Nature of Indirect Beneficial Ownership (Instr. 5)



Explanation of Responses:


BY:  Texas Country Gold, Inc.
/S/ Daniel Wettreich, Director